Exhibit 1.7

Procurement Services Leader Streamlines Business with Pivotal; Achieves 100% User Acceptance

Avendra shares the secrets of their CRM success streamlining interactions between Avendra, its suppliers and its customers

FOR IMMEDIATE RELEASE

Vancouver, BC – November 8, 2005 – Pivotal Corporation, a leading Customer Relationship Management (CRM) solution provider and the CRM division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that Avendra LLC, the hospitality industry’s leading procurement services company has deployed Pivotal to streamline interactions between Avendra, its suppliers and its customers. Through an innovative CRM strategy, the company has achieved 100% user acceptance.

Avendra LLC is North America’s leading procurement services company serving hospitality-related industries. The company’s customers gain access to contracts leveraging $2 billion in annual purchases, expert advisory services and in-depth purchasing data and analysis. Through Avendra, customers obtain substantial savings on their purchases and other value added services to improve their operations and bottom line results. Formed in 2001, the company is headquartered in Rockville, MD and has regional offices throughout the United States and Canada. With a procurement network spanning more than 900 suppliers, 2 million products and more than 4,000 customers, Avendra required a system that would allow the company to streamline interactions between Avendra, its suppliers and its customers. In the fall of 2001, Avendra opted to deploy Pivotal in conjunction with a clearly articulated plan for ensuring end-user-acceptance of the system.

“With the hospitality industry as our primary focus, anticipating customer needs and responding with speed and intelligence is absolutely critical,” said Barry Gersten, vice president, technology, Avendra LLC. “Our Pivotal deployment gives us the kind of inter-departmental coordination we need to deliver first-rate service for our customers. Our success in getting the entire team to actively contribute to our dynamic CRM strategy has played a major role in the rapid growth and high levels of customer satisfaction we’re experiencing today.”

Through a combination of performance-based incentives, education and certification programs and rock-solid executive sponsorship of the company’s Pivotal CRM initiative, Avendra has achieved what all organizations implementing CRM systems strive for – 100% user acceptance. Today, all Avendra employees across sales, marketing, field service and finance access Pivotal. As a result, Avendra can now track patterns in customer spend, ensure that all sales interactions follow a company-wide methodology, quickly generate accurate sales forecasts, conduct targeted mailings to companies with certain types of properties (such as pools or spas), match customers to suppliers in the same geographic area and generate revenue forecasts at the click of a mouse.

Here are some of the secrets of Avendra’s user acceptance success:

•	Executive sponsorship – the project was championed by the SVP sales who clearly articulated the value of the system to the organization;

•	User involvement – Avendra conducted focus groups, online surveys and annual data accuracy and completeness audits tied to compensation;

•	Training and certification – Pivotal users received mandated training resulting in certification and a diploma recognizing their competency with the system; and

•	Measurement – Avendra tracks both bottom-line benefits such as increased revenues and user metrics such as frequency of login and peak usage.

According to Rick Marquardt, president, Pivotal, “Avendra is further differentiating itself as a procurement services leader that is committed to developing a better understanding of its customers’ needs. By deploying Pivotal’s flexible, on-premise applications according to a thoughtful CRM strategy supported by all departments of the organization, the company is well positioned for success.”

About Avendra
Avendra is North America’s leading procurement services company serving hospitality-related industries. Avendra customers gain access to contracts leveraging $2 billion of annual purchases, expert advisory services and in-depth purchasing data and analysis. Through Avendra, customers obtain substantial savings on their purchases and other value added services to improve their operations and bottom line results. Formed in 2001, the company is headquartered in Rockville, MD and has regional offices throughout the United States and Canada. For more information, please call toll free, (866) AVENDRA, visit www.avendra.com, or email inquiries to info@avendra.com.

About Pivotal

Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading provider of customer relationship management (CRM) applications to help organizations create superior customer experiences. Pivotal’s CRM applications offer rich functionality, a highly flexible application platform, a full application suite, and best-in-class customization abilities, all with a low total cost of ownership. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins, and customer loyalty. More than 1,800 companies around the world have licensed Pivotal, including Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, ESRI, AvMed Health Plans, Sharp Electronics Corporation, and CMS Cameron McKenna.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, and partner management. For more information about Pivotal Corporation, please visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.

For more information about CDC Corporation and CDC Software, please visit the website www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software help streamline interactions between companies and their customers and achieve high levels of end-user-acceptance. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation (formerly, chinadotcom corporation), including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.